UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TEXAS REGIONAL BANCSHARES, INC.
(Name of Issuer)

CLASS A VOTING COMMON, $1.00 PAR VALUE PER SHARE
 (Title of Class of Securities)

882673 10 6
(CUSIP Number)

Glen E. Roney

3900 North 10th Street, 11th Floor

McAllen, Texas 78501

(956) 632-7720

With a copy to:

William A. Rogers, Jr.
Rogers & Whitley, LLP
2210 San Gabriel
Austin, Texas 78705
(512) 334-4601

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

JUNE 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 882673 10 6

1.                                       Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GLEN E. RONEY

2.                                       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           [   ]
(b)           [   ]

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3.                                       SEC Use Only

___________________________________________________________________________

4.                                       Source of Funds (See Instructions)

Not applicable

___________________________________________________________________________

5.                                       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

___________________________________________________________________________

6.                                       Citizenship or Place of Organization

United States

___________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,454,577 (including 204,337 shares subject to options that are exercisable within 60 days)
	8.	Shared Voting Power 1,143,424
	9.	Sole Dispositive Power 3,454,577 (including 204,337 shares subject to options that are exercisable within 60 days)
	10.	Shared Dispositive Power 1,143,424

___________________________________________________________________________

11.                                 Aggregate Amount Beneficially Owned by Each Reporting Person
4,598,001 shares

___________________________________________________________________________

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ☐

___________________________________________________________________________

13.                                 Percent of Class Represented by Amount in Row (11)
8.4%

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14.                                 Type of Reporting Person (See Instructions)
IN

___________________________________________________________________________

Explanatory Note

The purpose of this Schedule 13D is to disclose the execution of a Voting and Support Agreement executed by Glen E. Roney as a condition to the Agreement and Plan of Merger dated June 12, 2006 by and between Texas Regional Bancshares, Inc., and Banco Bilbao Vizcaya Argentaria, SA, as hereafter more particularly described. This Schedule 13D shall also serve as an amendment to Mr. Roney’s amended Schedule 13G as filed on February 2, 2006.

Item 1. Security and Issuer

The class of equity security to which this Statement relates is the common stock, par value $1.00 per share (the Common Stock), of Texas Regional Bancshares, Inc., a Texas corporation (Texas Regional). The name and address of the principal executive office of Texas Regional is 3900 North 10th Street, 11th Floor, McAllen, TX  78501.

Item 2. Identity and Background

This Statement is being filed by Glen E. Roney (Mr. Roney). His business address is 3900 North 10th Street, 11th Floor, McAllen, TX  78501.

Mr. Roney’s principal occupation is that of Chairman of Board and Chief Executive Officer of Texas Regional Bancshares, Inc., a Texas business corporation incorporated in 1983 and headquartered in McAllen, Texas. Texas Regional is a bank holding company within the meaning of the Bank Holding Company Act of 1956 and is registered with the Board of Governors of the Federal Reserve System. The corporation’s principal address in which Mr. Roney’s employment is conducted is 3900 North 10th Street, 11th Floor, McAllen, TX  78501. Mr. Roney is a citizen of the United States of America.

During the last five years, Mr. Roney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In addition, during the last five years, Mr. Roney has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which (i) he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) he was found in violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Texas Regional have entered into an Agreement and Plan of Merger dated as of June 12, 2006 (the Merger Agreement) pursuant to which, among other things, and subject to the terms and conditions set forth in the Merger Agreement, Texas Regional will merge with and into BBVA in exchange for cash.

BBVA requested, as a condition to its execution and delivery to Texas Regional of the Merger Agreement, that a director and two senior executive officers of Texas Regional execute and deliver to BBVA a voting agreement. In response to this request, as of June 12, 2006, Mr. Roney entered into a Voting and Support Agreement (the Voting Agreement) with BBVA, as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

(a)            As of the date hereof, Mr. Roney beneficially owns an aggregate of 4,598,001 shares of the Common Stock (including 204,337 shares subject to stock options exercisable within 60 days of June 12, 2006), representing beneficial ownership of approximately 8.4% of the Common Stock based on the number of outstanding shares reported by Texas Regional as of June 12, 2006.

(b)           Mr. Roney has sole power to vote or direct the vote of 3,454,577 shares of the Common Stock (including 204,337 shares subject to stock options exercisable within 60 days of June 12, 2006). Of those shares, Mr. Roney has sole dispositive power over 3,454,577 shares of the Common Stock (including 204,337 shares subject to stock options exercisable within 60 days of June 12, 2006).

(c)            On April 13, 2006, Mr. Roney received 337,652 shares due to the 10% stock dividend declared by the Board of Directors on March 14, 2006. On May 11, 2006, Mr. Roney gifted 2,000 shares to four of his grandchildren. In addition, there have been 2,579 shares allocated to Mr. Roney’s Employee Stock Ownership Plan (ESOP) since the most recent amended Schedule 13G filed on February 2, 2006. Also, there was a return of 86 shares from Mr. Roney’s ESOP on March 10, 2006 due to excess contributions into the plan.

(d)           Mr. Roney disclaims beneficial ownership of 661,118 shares included in this statement which are held by the Texas State Bank Trust Department. As a member of the Trust Committee along with several other individuals, Mr. Roney has the power to vote the shares. However, he does not have the right to receive, nor the right to proceeds from the sale of such securities. In addition, Mr. Roney disclaims beneficial ownership of an additional 19,167 shares included in this statement which are unallocated shares in the ESOP. As a Trustee of the ESOP, he has the power to vote these shares. However, he does not have the right to receive, nor the right to proceeds from the sale of such securities.

(e)            Inapplicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

As discussed in Item 4 above, in connection with the Merger Agreement, Mr. Roney entered into a Voting Agreement, a copy of which is filed as an exhibit to this Form 13D. Pursuant to the Voting Agreement, Mr. Roney, among other things, (i) agrees to appear at the meeting or otherwise cause the shares of Texas Regional owned beneficially or of record by him to be counted as present for purposes of calculating a quorum; (ii) agrees to vote, in person or by proxy, all shares of Texas Regional owned by him in favor of adoption of the Merger Agreement and in favor of any other action requested of the Texas Regional shareholders in furtherance thereof; (iii) agrees to vote against actions that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of Texas Regional contained in the Merger Agreement; (iv) agrees to vote against a competing acquisition proposal or other proposed action that would reasonably be expected to impede the transaction described in the Merger Agreement; and (v) while the Voting Agreement remains in effect, agrees not to, with limited exceptions, sell, transfer or otherwise dispose of any of his Texas Regional shares. Mr. Roney entered into the Voting Agreement solely in his capacity as a shareholder of Texas Regional and the Voting Agreement expressly provides that nothing in the Agreement shall prevent him from discharging his fiduciary duties as a member of the board of directors of Texas Regional in such manner as he may reasonably deem to be consistent with such duties. Mr. Roney has also granted BBVA an irrevocable proxy coupled with an interest to vote his shares as provided for in the Voting Agreement.

The information provided in response to other Items in this Schedule 13D, and Mr. Roney’s Voting Agreement filed as an Exhibit to this Form 13D, are hereby incorporated by reference into this Item 6.

This statement includes shares allocated to Mr. Roney’s account and held by the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (ESOP). Mr. Roney and two other individuals, Morris Atlas and Frank N. Boggus, serve as Co-Trustees of the trust created by the ESOP to hold assets created by the ESOP. The ESOP gives the Trustees the power to vote unallocated shares and to direct the disposition of dividends and the proceeds from the sale of shares. Plan participants have the power to vote shares allocated to their accounts. The ESOP also gives the Trustees certain limited power to dispose of shares held pursuant to the ESOP, based on limitations and conditions as contained in the ESOP. As of June 12, 2006, a total of 1,800,256 Class A Voting Common shares were held pursuant to the ESOP and a total of 19,167 Class A Voting Common shares had not been allocated to participant accounts. The unallocated shares in the ESOP at June 12, 2006 are included in this statement, but beneficial ownership of shares not now or hereafter allocated to Mr. Roney’s account pursuant to the terms of the ESOP is disclaimed by Mr. Roney.

Shares allocated to Mr. Roney’s account as an employee of Texas Regional Bancshares, Inc. and as a participant in the ESOP at June 12, 2006 are beneficially owned by Mr. Roney and are included in this Schedule 13D. Mr. Roney is entitled to vote such shares, subject to the requirements and limitation set forth in the Voting Agreement.

Item 7. Material to be filed as Exhibits.

Exhibit 1       Voting Agreement, dated as of June 12, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 21, 2006
Date

/s/ G.E. Roney
Signature

G.E. Roney
Name/Title